tradeinformatics

Trade Informatics LLC
Statement of Financial Condition
For the year ended December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADE INFORMATICS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Westchester Avenue, Suite 109
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Moore 914-220-1657
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 Nassau St., Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Eric Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRADE INFORMATICS LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NICOLE KIMBERLY VILLAVICENCIO
Notary Public - State of New York
NO. 01VI6364078
Qualified in Westchester County
My Commission Expires Sep 5, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADE INFORMATICS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash and cash equivalents		1,355,095
Securities owned, at market value (Note 3)		-
Due from broker		-
Commissions/Other Accounts Receivable		1,520,452
Fixed & Intangible Assets -		
net of accumulated depreciation & amortization of $4,509,539 (Note 4)		2,816,644
Goodwill		4,330,559
Other assets		122,122
Total assets	$	10,144,872
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities:		
Accounts payable and accrued expenses and liabilities (Note 5)		902,119
Total liabilities		902,119
Commitments and Contingencies (Notes 6 and 9)		-
Liabilities subordinated to the claims of general creditors		
Pursuant to subordinated loan agreement (Note 8)		600,000
Capital (Note 10)		8,642,753
Total liabilities and members' capital	$	10,144,872

The accompanying notes are an integral part of this statement.

Note 1- **Nature of Business**

Trade Informatics LLC (The "Company"), a limited liability company, is a New York company formed in 2007 for the purpose of conducting business as a broker-dealer in securities. It is registered with the Securities & Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- **Summary of Significant Accounting Policies**

a) *Revenue Recognition*
Securities transactions and commission income (and the recognition of related income and expenses) are recorded on a trade date basis. The Company receives revenue related to licensing and consulting agreements with certain clients. The Company recognizes such revenue over the term of agreement. Such revenue is included in "Other Income" on the Statement of Operations.

b) *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) *Income Taxes*
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

d) *Depreciation and Amortization*
Depreciation of furniture and fixtures is computed on the straight-line method using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Intangible assets are amortized over a period ranging from 1 to 15 years depending on their expected life.

e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2-   **Summary of Significant Accounting Policies (continued)**

f)   ***Subsequent Events***

The Company has evaluated subsequent events and transactions through the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

g)   ***Fair Value Measurements***

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2018:

| | Fair Value Measurements Using | | |
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Equities	$ -0-	$-0-	$-0-	$-0-

Note 3-   **Securities Owned – At Market Value**

Securities owned at quoted market values at December 31, 2018, are summarized as follows:

Equity	$-0-
	$-0-

Note 4-   **Property, Equipment, Leasehold Improvements, Intangibles**
Property, equipment, leasehold improvements and intangible assets consist of the following as of December 31, 2017:

Furniture, fixtures and office equipment	$1,110,669
Computer equipment	$353.934
Leasehold improvements	$196,579
Intangible Assets	$5,665,000
Less accumulated depreciation and amortization	$(4,509,539)
	$2,816,644

Note 5-   **Due to Customers**

The Company, under Section 28(e) of the Securities and Exchange Act of 1934, has entered into agreements with various customers to provide them with execution related services, brokerage services, and research products and services that provide lawful and appropriate assistance to carry out their investment decision making. Under the agreement, the Company uses a portion of the commissions charged to provide these services. As of June 30th, 2018, the Company no longer executes trades on behalf of customers. As such, the excess commissions charged over such services provided amounted to zero at December 31, 2018.

Note 6-   **Commitments and Contingencies**

Office Lease
The Company leases two premises, its main office and one satellite office. Both leases expire February 29, 2020. The main lease is subject to escalations for increases in utilities and other operating expenses. At December 31, 2018, the minimum rental commitments, before escalations, under the remainder of the leases are as follows:

Year	Amount
2019	$256,374
2020	$42,728

Note 7-   **Profit Sharing Plan**

The Company maintains a defined contribution plan covering substantially all employees. The Company may contribute annually at the discretion of management. The Company's maximum contribution would be 5% of the eligible compensation. For the year ended December 31, 2018, the Company's liability to the plan was $-0-.

Note 8-   **Liabilities Subordinated to Claims of General Creditors**
Subordinated liabilities consist of a cash subordinated loan as evidenced by a subordinated loan agreement approved by FINRA. The note matures on April 8, 2019 and bears interest at 10%. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements it may not be repaid in advance of maturity.

Note 9- **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 10- **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2018, the Company had net capital of $452,976, which was $392,836 in excess of its required net capital of $60,143. The Company's net capital ratio was 199%.

Note 11- **Recent Accounting Pronouncements**

Leases

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year after December 15, 2018, management has evaluated the financial impact the standard will have on the Company's financial statement when adopted. As of January 1, 2019, the Company will record a right-of-use asset in the amount of approximately $272,000, and a lease liability in the amount of approximately $276,000. There will be no material impact to the Company's net capital, as the right-of-use asset will be allowable to the extent of an offsetting lease liability.

Note 11- Recent Accounting Pronouncements (cont.)

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606: "Revenue from Contracts with Customers". The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchanges for those goods or services. The guidance requires the entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. In determining the transaction price, the entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Note 12- Related Party Transaction

For the year ended December 31, 2018, the Company paid an affiliated entity a fee to cover administrative overhead on expenses incurred. The entity shares a common parent with Company. The amount of administrative fees for 2018 equaled approximately $5,567. At December 31, 2018, the Company held a note from the entity in the amount of $55,851.

A copy of the Company's Statement of Financial Condition as of December 31, 2018, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority (FINRA).

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Trade Informatics LLC
2700 Westchester Avenue, Suite 109
Purchase, NY 10577

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trade Informatics LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Trade Informatics LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Trade Informatics LLC's management. Our responsibility is to express an opinion on Trade Informatics LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trade Informatics LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Trade Informatics LLC's auditor since 2008.

New York, NY
February 25, 2019